                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                SEACOR Smit Inc.

                        (formerly SEACOR Holdings, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81190410-1
       -----------------------------------------------------------------
                                 (CUSIP Number)

         Cees W. D. Bom                Cees W. D. Bom         with a copy to
Smit International Overseas B.V.  Smit Internationale N.V.    Myles C. Pollin
          Zalmstraat 1                  Zalmstraat 1          Sidley & Austin
        3016 DS Rotterdam             3016 DS Rotterdam      875 Third Avenue
         The Netherlands               The Netherlands      New York, NY 10022
     Tel: (31-10) 454 99 11        Tel: (31-10) 454 99 11   Tel: (212) 906-2307


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 27, 1997
       -----------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_] .

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                              Page 1 of 11 Pages

                                 SCHEDULE 13D

CUSIP No.    81190410-1                              Page 2 of 11 Pages
          ------------------------                       ---  ----


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Smit International Overseas B.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[X]
                                                          (b)[_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
--------------------------------------------------------------------------------
  NUMBER OF           7 SOLE VOTING POWER
   SHARES
BENEFICIALLY         -----------------------------------------------------------
  OWNED BY            8 SHARED VOTING POWER 943,060 Shares
    EACH
  REPORTING          -----------------------------------------------------------
 PERSON WITH          9 SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------
                      10 SHARED DISPOSITIVE POWER 943,060 Shares

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          943,060 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.    81190410-1                              Page 3 of 11 Pages
          -------------------------                      ---  ----


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2    Smit Internationale N.V.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[X]
                                                          (b)[_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                    [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
  NUMBER OF           7 SOLE VOTING POWER
   SHARES
BENEFICIALLY         -----------------------------------------------------------
  OWNED BY            8 SHARED VOTING POWER 943,060 Shares
    EACH
  REPORTING          -----------------------------------------------------------
 PERSON WITH          9 SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------
                      10 SHARED DISPOSITIVE POWER 943,060 Shares

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          943,060 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No.    81190410-1                              Page 4 of 11 Pages
          --------------------                           ---  ----


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Royal Nedlloyd N.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                          (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                     [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
 NUMBER OF             7 SOLE VOTING POWER   0 Shares
  SHARES
BENEFICIALLY         -----------------------------------------------------------
  OWNED BY             8 SHARED VOTING POWER   0 Shares
   EACH
 REPORTING           -----------------------------------------------------------
PERSON WITH
                       9 SOLE DISPOSITIVE POWER  0 Shares
                     -----------------------------------------------------------

                      10 SHARED DISPOSITIVE POWER  0 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                         [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.    81190410-1                              Page 5 of 11 Pages
          --------------------                           ---  ----


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Vigilanter Holdings N.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                          (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                     [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
 NUMBER OF             7 SOLE VOTING POWER   0 Shares
   SHARES
BENEFICIALLY         -----------------------------------------------------------
  OWNED BY             8 SHARED VOTING POWER   0 Shares
    EACH
 REPORTING           -----------------------------------------------------------
PERSON WITH
                       9 SOLE DISPOSITIVE POWER  0 Shares
                     -----------------------------------------------------------

                      10 SHARED DISPOSITIVE POWER  0 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                         [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     This Statement is amended by this Amendment No. 1 to include the information and to effect the changes set forth in this Amendment No. 1. Terms used but not defined in this Amendment No. 1 are used as defined in this Statement as originally filed.

A.   Sales of Smit Capital Stock by Nedlloyd and Vigilanter.

     In June 1997, pursuant to an underwritten offering, Nedlloyd and Vigilanter sold capital stock of Smit held by them. After giving effect to such sales and certain related transactions by Smit with respect to its capital stock, (i) Royal Nedlloyd reduced its holdings in capital stock of Smit to 5.2% of the total nominal ordinary share capital of Smit (representing 5.2% of the voting interest in Smit, without giving effect to any possible future issuance of preferred protective shares of Smit), except that, if the underwriters' overallotment option is exercised in full, Royal Nedlloyd will have reduced its holdings in capital stock of Smit to zero, and (ii) Vigilanter reduced its holdings in capital stock of Smit to 9.7% of the total nominal ordinary share capital of Smit (representing 9.7% of the voting interest in Smit, without giving effect to any possible future issuance of preferred protective shares of
Smit), except that, if the underwriters' overallotment option is exercised in full, Vigilanter will have reduced its holdings in capital stock of Smit to 5.1% of the total nominal ordinary share capital of Smit (representing 5.1% of the voting interest in Smit, without giving effect to any possible future issuance of preferred protective shares of Smit). In addition, in connection with such sales, members of the Supervisory Board of Smit who were associated with Nedlloyd and Vigilanter tendered their resignations from such Supervisory Board.

     Accordingly, effectively immediately after the filing of this Amendment No. 1, (i) each of Nedlloyd and Vigilanter will cease to be a reporting person under this Statement, (ii) notwithstanding the first paragraph of Item 2 of this Statement as originally filed, this Statement will cease to be or to be deemed filed by either Nedlloyd or Vigilanter, (iii) information with respect to Nedlloyd and Vigilanter will cease to be included on the cover pages of this Statement, (iv) the two paragraphs captioned "Nedlloyd" and the two paragraphs captioned "Vigilanter" in Item 2 of this Statement are deleted, (v) the sixth paragraph of Item 2 of this Statement before giving effect to the foregoing (which is the fourth such paragraph after giving effect to the foregoing) is amended to read in its entirety as follows: "As a result of the foregoing, Overseas and Smit each beneficially owns Common Stock.", (vi) for purposes of
Item 5(e) of this Statement, the date on which each of Nedlloyd and Vigilanter ceased to be beneficial owners of Common Stock for purposes of this Statement (such beneficial ownership having been disclaimed) is June 27, 1997, and (vii) Schedules III and IV of this Statement are deleted.

B.   Change of Name of SEACOR.

     Effective May 7, 1997, SEACOR changed its name from "SEACOR Holdings, Inc." to "SEACOR Smit Inc.", consistent with the sixth paragraph of Item 3 of this Statement as originally filed.

C.   Election of SEACOR Director Designated by Smit.

     On April 17, 1997, Antoon W. Kienhuis was elected to the Board of Directors of SEACOR, consistent with the last paragraph of Item 3 of this Statement as originally filed (which paragraph is amended by this paragraph). Mr. Kienhuis, who was designated by Smit for such purpose, is a Managing Director and the Vice President of Smit and a member of its Supervisory Board.

D.   Other Matters.

     The registration referred to in Item 6 of this Statement as originally filed has been effected.

                              Page 6 of 11 Pages

     Schedules I and II to this Statement as originally filed are amended to read in their respective entireties as Schedules I and II to this Amendment No. 1.

     No materials are filed as exhibits to this Amendment No. 1.

     This Amendment No. 1 is filed by Smit on behalf of Smit, Overseas, Nedlloyd and Vigilanter, pursuant to the Agreement with Respect to Schedule 13D filed as
Exhibit 10 to this Statement.

                              Page 7 of 11 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 27, 1997

SMIT INTERNATIONALE N.V.

By:/s/ Antoon W. Kienhuis
-----------------------------------------------
   Name:  Antoon W. Kienhuis
   Title:  Managing Director and Vice President

                              Page 8 of 11 Pages

                                   SCHEDULE I

                  SINGLE SHAREHOLDER AND EXECUTIVE DIRECTORS OF
                        SMIT INTERNATIONAL OVERSEAS B.V.

     The name, address, occupation and citizenship of each of the single shareholder and executive directors of Smit International Overseas B.V. are set forth below:

Single Shareholder:
------------------

Smit Internationale N.V.
Zalmstraat 1
3016 DS Rotterdam
The Netherlands
Organized under the laws of The Netherlands

Executive Directors:
-------------------

Kienhuis, Antoon Willem
Raadhuislaan 38
3271 BT Mijnsheerenland
The Netherlands
Managing Director and Vice President, Smit Internationale N.V.
Dutch

Buis, Nico Wessel Gerrit
Gooijergracht 165
1251 VE Laren
The Netherlands
Managing Director and President, Smit Internationale N.V.
Dutch

                              Page 9 of 11 Pages

                                   SCHEDULE II

                EXECUTIVE DIRECTORS AND SUPERVISORY DIRECTORS OF
                            SMIT INTERNATIONALE N.V.

     The name, address, occupation and citizenship of each of the executive directors and supervisory directors of Smit Internationale N.V. are set forth below:

Executive Directors:
-------------------

Kienhuis, Antoon Willem
Raadhuislaan 38, 3271 BT Mijnsheerenland
The Netherlands
Managing Director and Vice President, Smit Internationale N.V.
Dutch

Buis, Nico Wessel Gerrit
Gooijergracht 165
1251 VE Laren
The Netherlands
Managing Director and President, Smit Internationale N.V.
Dutch

Supervisory Directors:
---------------------

Busker, Manfred Albert
Burg Lepelaarssngl 28
2925 ES Krimpen Aan Den Ijssel
The Netherlands
Former President, Smit Internationale N.V.
Dutch

Kraaijeveld van Hemert, Johannis (resignation tendered)
Grotekerksbuurt 36
3311 CB Dordrecht
The Netherlands
Director
Dutch

Meijer, Hendrix Hadeweijn (resignation tendered)
Emiliahof 35
3062 HT  Rotterdam
The Netherlands
Director
Dutch

                              Page 10 of 11 Pages

Mulock Houwer, Willem Antonie (resignation tendered)
Curacaolaan 20
1213 VK Hilversum
The Netherlands
Director
Dutch

Rood, Max Gustaaf
Koninginneweg 156
1075 EE Amsterdam
The Netherlands
Director
Dutch

van Beuningen, Willem Frederik (resignation tendered)
'S-Gravenweg 710
3065 SJ Rotterdam
The Netherlands
Director
Dutch

van Engelshoven, Jean Marie Hubert
Julianaweg 4
2243 HT Wassenaar
The Netherlands
Director
Dutch


                              Page 11 of 11 Pages